PROSKAUER ROSE LLP
ELEVEN TIMES SQUARE
New York, New York 10036

November 20, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Frank Buda

Re:	BNY Mellon Absolute Insight Funds, Inc.
(File Nos.: 333-202460 and 811-23036)

Ladies and Gentlemen:

On behalf of the above referenced registrant (the "Company"), on or about November 28, 2017 the Company plans to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. 15 (the "Amendment") to its Registration Statement on Form N-1A (the "Registration Statement"). The Amendment will relate to Post-Effective Amendment No. 10 (the "485(a) Amendment") to the Registration Statement that was filed with the Commission pursuant to Rule 485(a) under the Securities Act on September 15, 2017 for the purpose of registering a new series of the Company: BNY Mellon Insight Core Plus Fund (the "Fund").

This letter is being filed to respond to comments of the staff (the "Staff") of the Commission on the 485(a) Amendment that were provided to the undersigned by Frank Buda of the Staff via telephone on November 1, 2017. The Amendment is being filed in order to respond to these comments and to complete previously incomplete portions of the filing, to make certain other non-material revisions and to file exhibits. The prospectus and the statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from the versions filed as part of the 485(a) Amendment.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the 485(a) Amendment as applicable to similar disclosure elsewhere in the 485(a) Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the 485(a) Amendment.

General

1.	Staff Comment: Please ensure that the Fund's class identifiers and ticker symbols are updated on EDGAR prior to the Fund's effectiveness.

Response: The Fund's class identifiers and symbols will be updated.

2.	Staff Comment: Please confirm whether the Company plans to file a prospectus/proxy statement on Form N-14 relating to the reorganization of Insight Investment Grade Bond Fund, a series of FundVantage Trust (the "Predecessor Fund"), into the Fund (the "Reorganization").

Response: The Company filed the referenced prospectus/proxy statement on Form N-14 on November 3, 2017 (SEC Accession No. 0001144204-17-056109) (the "N-14 Filing").

3.	Staff Comment: Please confirm that if the Amendment becomes effective prior to the closing of the Reorganization, the Fund will not be offered to the public until the Reorganization has closed. Please indicate through a "sticker" filed pursuant to Rule 497 under the Securities Act that the offering of Fund shares is contingent on the closing of the Reorganization.

Response: Although the Reorganization will not take place until after the effective date of the Amendment, the Fund will not offer its shares to the public until after the Reorganization has closed. The requested sticker will be filed promptly after the Amendment becomes effective.

4.	Staff Comment: Please file a legal opinion regarding the issuance of the Fund's securities with the Amendment, as well as a tax opinion relating to the Reorganization, if applicable.

Response: The requested legal opinion with respect to the issuance of the Fund's securities will be filed with the Amendment. The requested tax opinion relating to the Reorganization will be filed as an exhibit to a post-effective amendment to the N-14 Filing after the closing of the Reorganization.

Prospectus

Fund Summary—Fees and Expenses

5.	Staff Comment: Footnotes Nos. 1 and 2 to the fee table state that "Other expenses" and "Acquired fund fees and expenses," respectively, are based on estimated amounts for the current fiscal year. Per Instruction 3(d)(ii) to Item 3 of Form N-1A, unless there is a change in these fees pursuant to the Reorganization that would materially affect the information disclosed in the fee table, please use the "Other expenses" and "Acquired fund fees and expenses" of the Predecessor Fund rather than using estimates.

Response: The Fund will have a different expense structure than the Predecessor Fund. "Other expenses" for the Predecessor Fund currently include fees for administration and accounting services, which, for the Fund, are provided pursuant to the Fund's Management Agreement with Dreyfus. In addition, the Fund's transfer agency fees will be different from those currently payable by the Predecessor Fund. Consequently, because the "Other expenses" of the Fund are expected to be materially different than those of the Predecessor Fund, "Other expenses" of the Predecessor Fund have not been used for the Fund's fee table disclosure. Instead, "Other expenses" of the Fund are based on the Fund's expense structure and transfer agency fees estimated based on the number of shareholder accounts currently in the Predecessor Fund. Also, "Acquired fund fees and expenses" of the Predecessor Fund currently are listed as 0.01% of the Predecessor Fund's average daily net assets because of assets swept into a money market fund. The Fund will sweep assets, when necessary, into an affiliated money market fund which will not charge a management fee; thus, "Acquired fund fees and expenses" of the Fund are not expected to exceed 0.01% of the Fund's average daily net assets. Consequently, the line item "Acquired fund fees and expenses" will be deleted from the fee table in the Amendment.

6.	Staff Comment: Pursuant to Instruction 3(e) to Item 3 of Form N-1A, please update footnote No. 3 to the fee table to reflect that the expense limitation arrangement for the Fund will be in place for no less than one year from the effective date of the Amendment.

Response: The footnote will be revised to reflect that the Fund's expense limitation arrangement will be in place for no less than one year from the effective date of the Amendment.

Fund Summary—Portfolio Turnover

7.	Staff Comment: Please include information on the portfolio turnover rate of the Predecessor Fund both in "Fund Summary—Portfolio Turnover" and in the SAI, as appropriate.

Response: Information about the Predecessor Fund's portfolio turnover rate for its last fiscal year will be included in the Amendment both in "Fund Summary—Portfolio Turnover" and in the SAI.

Fund Summary—Principal Investment Strategy

8.	Staff Comment: Some of the strategies identified as principal investment strategies of the Fund in the first paragraph do not have corresponding principal risk disclosure. For example, investing in mortgage-related securities is listed as a principal investment strategy in this paragraph, but there is no corresponding risk disclosure included in "Fund Summary—Principal Risks". Please either modify this section as appropriate to include only the Fund's principal investment strategies or include all appropriate risk disclosure in "Fund Summary—Principal Risks".

Response: The Fund's principal investment strategy is investing in fixed-income securities generally, and not in any one particular fixed-income security, such as mortgage-related securities or any of the other listed fixed-income securities. Nevertheless, Fund management believes it is important to an investor to identify the types of fixed-income securities in which the Fund may invest. Accordingly, the principal risk disclosure is appropriate given the Fund's principal investment strategy.

9.	Staff Comment: The second sentence of the first paragraph states that, among other fixed-income securities, the Fund may invest in convertible securities. If the Fund invests in, or expects to invest in, contingent convertible securities ("COCOs"), please add additional disclosure to provide a description of what contingent convertible securities are, as well as the appropriate corresponding risk disclosure. Please also supplementally inform the Staff of the percentage of the Fund's net assets that the Fund intends to invest in COCOs.

Response: Currently, the Fund does not intend, nor expect, to invest in COCOs. If the Fund were to invest in COCOs in the future, it would be a de minimis amount of the Fund's assets and appropriate disclosure would be added to the prospectus.

Fund Summary—Principal Risks

10.	Staff Comment: Market sector risk states: "[t]he fund may significantly overweight or underweight certain countries, companies, industries or market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those countries, companies, industries or sectors." If the Fund will be concentrated in an industry or group of industries, please include appropriate disclosure in both the Item 4 and Item 9 sections of the prospectus with respect to both investment strategies and investment risks.

Response: The Fund will not concentrate its investments in an industry or group of industries. Accordingly, no additional disclosure will be added.

11.	Staff Comment: If the Fund will invest a significant amount of its assets in European issuers, please disclose the special risks related to European issuers, including those that are present as a result of Brexit.

Response: Currently, the Fund does not intend, nor expect, to invest a significant amount of its assets in European issuers. Accordingly, no additional disclosure will be added.

Fund Summary—Portfolio Management

12.	Staff Comment: Please complete the information in this section and in "Fund Details—Management" that is blank in the 485(a) Amendment, and provide this information to the Staff before the effective date of the Amendment.

Response: The following information will be added to the referenced sections in the Amendment:

Fund Summary—Portfolio Management

The fund's investment adviser is Dreyfus and the fund's sub-adviser is Insight North America LLC, an affiliate of Dreyfus.

Gautam Khanna, Jason Celente and E. Gerard Berrigan are the fund's primary portfolio managers, positions they have held since the fund's inception in November 2017. They also were the predecessor fund's primary portfolio managers since its inception in December 2010. Messrs. Khanna and Celente are senior portfolio managers, and Mr. Berrigan is head of U.S. fixed income, at the sub-adviser.

Fund Details—Management

Dreyfus has engaged its affiliate, Insight North America LLC (INA), a wholly-owned subsidiary of BNY Mellon, to serve as the fund's sub-adviser. INA is part of the group of affiliated companies providing investment advisory services under the brand "Insight Investment" or "Insight". Investment advisory services in North America are provided through four different investment advisers registered with the SEC using the brand Insight Investment: INA, Cutwater Investor Services Corp. (CISC), Cutwater Asset Management Corp. and Pareto Investment Management Limited. The North American investment advisers are associated with other global investment managers that also (individually and collectively) use the corporate brand Insight Investment and may be referred to as "Insight" or "Insight Investment." Insight Investment, through CISC, served as the predecessor fund's investment adviser. The fund's sub-adviser, located at 200 Park Avenue, New York, New York 10166, is registered with the SEC as an investment adviser. The fund's sub-adviser, subject to Dreyfus' supervision and approval, provides day-to-day management of the fund's assets. As of August 31, 2017, the fund's sub-adviser managed approximately $9.7 billion of assets. Collectively, the investment managers that comprise Insight Investment are responsible for $717.4 billion in assets under management as of June 30, 2017. A discussion regarding the basis for the board's approving the sub-investment advisory agreement between Dreyfus and will be available in the fund's annual report for the fiscal year ending April 30, 2018.

Gautam Khanna, Jason Celente and E. Gerard Berrigan are the fund's primary portfolio managers, positions they have held since the fund's inception in November 2017. They also were the predecessor fund's primary portfolio managers since its inception in December 2010. Messrs. Khanna and Celente are senior portfolio managers, and Mr. Berrigan is head of U.S. fixed income, at Insight Investment. Messrs. Khanna, Celente and Berrigan joined the predecessor firm of Insight Investment in 2003, 1997 and 1994, respectively.

Fund Details—Goal and Approach

13.	Staff Comment: The first sentence of the fourth paragraph states: "The fund may invest up to 20% of its net assets in the securities of issuers located in emerging market countries." Because the Fund may invest 20% of its net assets in such securities, please add disclosure relating to securities of issuers located in emerging market countries to "Fund Summary—Principal Investment Strategy" and "Fund Summary—Principal Risks", and list the risks of investing in such securities as a principal risk in "Fund Details—Investment Risks".

Response: Investing in the securities of issuers located in emerging market countries is not a principal investment strategy of the Fund. Accordingly, the phrase "Although not a principal investment strategy" will be added in the Amendment as an introduction to the referenced sentence and we request that the comment be waived.

14.	Staff Comment: Please clarify whether the strategies listed in the last five paragraphs of "Fund Details—Goal and Approach" are principal investment strategies of the Fund. If they are principal investment strategies, please update the risk disclosure in "Fund Details—Investment Risks", which currently indicates that those strategies' corresponding risk factors are not principal risks of the Fund. If they are not principal investment strategies of the Fund, please add additional disclosure to "Fund Details—Goal and Approach" to indicate that they are not principal strategies.

Response: The phrase "Although not a principal investment strategy" will be added in the Amendment as an introduction to each of the last four paragraphs to the referenced section of the prospectus. The paragraph discussing the Fund's investments in derivatives already includes the phrase "Although not a principal investment strategy" as an introduction to the paragraph.

Fund Details—Investment Risks

15.	Staff Comment: Please explain why Foreign currency risk is not a principal risk of investing in the Fund in light of the Fund's principal investment strategy of investing in foreign securities.

Response: Foreign currency risk discusses the risks of direct investments in foreign currencies (rather than the risks of investing in securities of foreign issuers), which is not a principal investment strategy of the Fund. Please note that the risks of investing in securities denominated in foreign currencies is described in Foreign investment risk as follows: "Investments denominated in foreign currencies are subject to the risk that such currencies will decline in value relative to the U.S. dollar and affect the value of these investments held by the fund."

16.	Staff Comment: In light of the separate line item for "Acquired fund fees and expenses" included in the fee table, please explain why ETF and other investment company risk is not a principal risk of investing in the Fund.

Response: Investing in other investment companies, including ETFs, is not a principal investment strategy of the Fund. In addition, as discussed in the Response to Comment No. 5 above, "Acquired fund fees and expenses" will not be included in the Amendment as a line item in the fee table.

Shareholder Guide—Choosing a Share Class—Class A Shares

17.	Staff Comment: The last paragraph of the section states "No sales charge applies on investments of $1 million or more, but a CDSC of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase." Please list which redemptions of Class A shares would be subject to the CDSC, or include a cross-reference to the applicable disclosure elsewhere in the Amendment.

Response: A cross-reference and additional applicable disclosure will be added in the Amendment.

Shareholder Guide—Choosing a Share Class—Sales Charge Reductions and Waivers

18.	Staff Comment: Please revise the first paragraph of this subsection (as well as the disclosure that follows) to clearly identify which sales charge reductions and waivers are available through all financial intermediaries and which are available only through the Fund's distributor.

Response: Fund management believes that the first paragraph of this subsection provides a clear introduction to the availability of sales charge reductions and waivers and has determined not to revise it. The disclosure that follows the first paragraph of this subsection has been revised to more clearly identify which sales charge reductions and waivers are available through all financial intermediaries (other than Merrill Lynch for which specific disclosure is provided) and which are available only through the Fund's distributor.

Shareholder Guide—Choosing a Share Class—Class C Shares

19.	Staff Comment: Please disclose how deferred sales loads are imposed and calculated, including: (a) whether the specified percentage of the sales load is based on the offering price, or the lesser of the offering price or net asset value at the time the sales load is paid; (b) the amount of the sales load as a percentage of both the offering price and the net amount invested; (c) a description of how the sales load is calculated (for example, in the case of a partial redemption, whether or not the sales load is calculated as if shares or amounts representing shares not subject to a sales load are redeemed first, and other shares or amounts representing shares are then redeemed in the order purchased); and (d) if applicable, the method of paying an installment sales load (for example, by withholding of dividend payments, involuntary redemptions, or separate billing of a shareholder's account).

Response: The disclosure requested in (a) and (c) above will be added in the Amendment under the sub-heading "—Additional Information About CDSCs" and will apply to Class A and Class C shares subject to a CDSC. Fund shares subject to a CDSC are offered at NAV and the Fund does not impose an installment sales load; accordingly, (b) and (d) above are not applicable to the Fund.

Financial Highlights

20.	Staff Comment: Please include the consent of the Predecessor Fund's independent registered public accounting firm as an exhibit to the Amendment.

Response: The requested consent will be included in the Amendment.

21.	Staff Comment: Please include the unaudited semi-annual financial highlights for the Predecessor Fund if required.

Response: The semi-annual financial highlights for a registered fund are only required to be included in a registration statement when it is filed 245 days or later after the previous fiscal year end of the fund (see Rule 3-18(c) of Regulation S-X). The Predecessor Fund's most recent fiscal year end was April 30, 2017, and the Amendment is expected to be filed on or about November 29, 2017, which falls within this 245 day window. Therefore, no semi-annual financial highlights for the Predecessor Fund will be included in the Amendment.

SAI

General

22.	Staff Comment: With respect to the Predecessor Fund or the Fund, as applicable, please ensure that all information required by Items 15, 17, 18, 19, 20, 21 and 25 of Form N-1A is included in the Amendment.

Response: The requested information will be included in the Amendment.

Cover Page

23.	Staff Comment: The second paragraph on the cover page states: "The most recent annual report and semi-annual report to shareholders for each fund are separate documents supplied with this SAI, and the financial statements, accompanying notes and report of the independent registered public accounting firm appearing in the annual report are incorporated by reference into this SAI." As the referenced financial statements are incorporated by reference, please include a consent of the independent registered public accounting firm for the funds as an exhibit to the Amendment (see Section 7(a)(1) of the Securities Act and Rule 439 under the Securities Act).

Response: While there are numerous funds discussed in the SAI, the Amendment (and therefore the SAI included therein) will be filed only for the Fund. As discussed in the Response to Comment No. 20, a consent of the Predecessor Fund's independent registered public accounting firm relating to incorporation of the Predecessor Fund's financial statements, accompanying notes and report of the independent registered public accountant of the Predecessor Fund will be included as an exhibit to the Amendment.

Investment Restrictions—Fundamental Policies

24.	Staff Comment: Please indicate the Fund's policy with respect to borrowing.

Response: Under the "—Senior Securities" sub-heading in this section, it is stated that the Fund will not "[b]orrow money or issue any senior security, except to the extent permitted under the 1940 Act."

Investment Restrictions—Fundamental Policies—Industry Concentration

25.	Staff Comment: The Staff believes that industry concentration policies for multiple funds in this SAI may contain conflicting and/or inconsistent language with respect to the exclusion of Municipal Obligations or Municipal Bonds from the funds' respective concentration limitations. Please revise the relevant disclosure as described below to clarify for all funds in this SAI that exclude Municipal Obligations or Municipal Bonds from their industry concentration policies that such exclusion does not include Municipal Obligations or Municipal Bonds backed principally by the assets and revenues of non-governmental users.

•	Please revise the second paragraph in the explanatory notes to the concentration policies to ensure that this explanatory note covers all funds in the SAI that exclude Municipal Bonds or Municipal Obligations from their concentration policies. Additionally, please supplementally explain whether the funds intend to classify all Municipal Obligations backed principally by the assets and revenues of non-governmental users as within a single industry or if the funds intend to classify such Municipal Obligations according to the industry of the underlying non-governmental user. If the former, please provide your legal basis for that approach. If the latter, please revise the paragraph to state that the Municipal Obligations backed principally by the assets and revenues of non-governmental users will be counted for concentration purposes as within the industry of the underlying non-governmental user.

•	Please revise the second paragraph in the explanatory note by replacing "solely" with "principally."

•	Please revise the second paragraph in the explanatory note by replacing "industrial development bonds" with "Municipal Bonds."

Response: The second paragraph in the explanatory notes at the end of "Investment Restrictions—Fundamental Policies" will be revised in the Amendment as follows:

For purposes of the restriction on industry concentration with respect to Dreyfus AMT-Free Municipal Bond Fund, Dreyfus California AMT-Free Municipal Bond Fund, Dreyfus High Yield Municipal Bond Fund, Dreyfus Intermediate Municipal Bond Fund, Dreyfus Municipal Bond Fund, Dreyfus New York Tax Exempt Bond Fund and General New Jersey Municipal Money Market Fund, to the extent that a Municipal Bond or Municipal Obligation is backed principally by the assets and revenues of non-governmental users, the Municipal Bond or Municipal Obligation will be deemed to be a security of an issuer in the "industry" of that non-governmental user and subject to the industry concentration restriction.

26.	Staff Comment: The eleventh paragraph states that each relevant fund may not:

Invest more than 25% of the value of its total assets in the securities of issuers in any single industry, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities or as otherwise permitted by the SEC. Securities issued or guaranteed by governments other than the U.S. Government or by foreign supranational entities are not considered to be the securities of issuers in a single industry for purposes of this Fundamental Policy.

Please consider modifying this disclosure to remove the carve-out stated in the second sentence due to the Staff guidance on concentration policies included in SEC No-Action Letter, 1991 WL 439213 (Dec. 2, 1992).

Response: While we cannot change the referenced Fundamental Policy without a shareholder vote, we will add in the Amendment the following disclosure in the explanatory notes at the end of "Investment Restrictions—Fundamental Policies":

For purposes of the restriction on industry concentration, BNY Mellon Absolute Insight Multi-Strategy Fund, BNY Mellon Insight Broad Opportunities Fund, BNY Mellon Insight Core Plus Fund and Dreyfus International Small Cap Fund will not invest more than 25% of the fund's respective total assets in securities issued or guaranteed by a foreign government or by a foreign supranational entity."

* * * * *

We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3371 or David Stephens of this office at 212.969.3357.

Very truly yours,

/s/ Kirk Anderson

Kirk Anderson

cc:           David Stephens

Jeff Prusnofsky